Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, MD, February 13, 2014 – Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced its results for the third quarter ended December 31, 2013.

For the three months ended December 31, 2013, the Company reported a net loss of $367,191, or $0.16 per basic and diluted share, on net sales of $3,738,914, compared to a net income of $23,257, or $0.01 per basic and diluted share, on net sales of $4,753,736 for the same period last year. The primary reason for the decrease in the Company’s net income was lower Joint Venture earnings of $864,483 caused by lower sales to unaffiliated European customers.

For the nine months ended December 31, 2013, sales were $9,940,194 versus $11,269,901 for the same period last year. The Company reported a net loss of $2,945,939, or $1.29 per basic and diluted share, compared to a net loss of $557,534, or $0.24 per basic and diluted share. Included in the nine month results ending December 31, 2013, was a non-cash charge of $2,310,835 to provide an allowance against the Company’s deferred tax asset.

The Company continues to fund its new line of sealed smoke and carbon monoxide alarms, which will be available during the Spring/Summer timeframe. The Company expects this line to significantly increase sales and earnings in future periods due to various states mandating these types of alarms.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Three Months Ended December 31,
	2013	2012
Sales	$3,738,914	$4,753,736
Net (loss) income	(367,191)	23,257
(Loss) income per share:
Basic	(0.16)	0.01
Diluted	(0.16)	0.01
Weighted average number of common shares outstanding:
Basic
Diluted	2,287,887	2,310,672
	2,287,887	2,314,338

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended December 31,
	2013	2012
Sales	$9,940,194	$11,269,901
Net (loss)	(2,945,939)	(557,534)
(Loss) per share:
Basic	(1.29)	(0.24)
Diluted	(1.29)	(0.24)
Weighted average number of common shares outstanding:
Basic
Diluted	2,287,887	2,317,315
	2,287,887	2,317,315

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2013	March 31, 2013
	2013	2012
ASSETS
Cash and investments	$1,917,866	$2,438,892
Accounts receivable and amount due from factor	2,731,695	2,919,431
Inventory	4,751,345	4,341,652
Prepaid expenses	258,660	598,686
TOTAL CURRENT ASSETS	9,659,566	10,298,661

INVESTMENT IN HONG KONG JOINT VENTURE	14,542,448	14,906,573
PROPERTY, PLANT AND EQUIPMENT – NET	202,234	232,692
OTHER ASSETS AND DEFERRED TAX ASSET	38,134	2,348,969
TOTAL ASSETS	$24,442,382	$27,786,895

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$298,853	$548,388
Accrued liabilities	152,191	179,602
TOTAL CURRENT LIABILITIES	451,044	727,990

LONG TERM OBLIGATION	25,000	25,000
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,287,887 at December 31, 2013 and March 31, 2013	22,879	22,879
Additional paid-in capital	12,804,841	12,749,256
Retained earnings	9,939,421	12,885,360
Accumulated other comprehensive income	1,199,197	1,376,410
TOTAL SHAREHOLDERS’ EQUITY	23,966,338	27,033,905

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,442,382	$27,786,895